UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

OI 1Q21

EARNINGS RELEASE



Investor Relations | May 12, 2021

Earnings Release May 12, 2021

Conference Call in English

May 13, 2021
9:00 p.m. (Brasília)
8:00 a.m. (NY) / 1:00 p.m. (UK)
Webcast: click here
Telephone: US: +1 (844) 204 8942 / +55 (11) 3181-8565
Code: Oi
Replay available until May 19, 2021:
+55 (11) 2188-0400
Replay code: Oi

Conference Call in Portuguese

SIMULTANEOU
S

May 13, 2021
9:00 p.m. (Brasília)
8:00 a.m. (NY) / 1:00 p.m. (UK)
Webcast: click here
Telephone: +55 (11) 3181-8565 / +1 (844) 204 8942
Code: Oi
Replay available until May 19, 2021:
+55 (11) 2188-0400
Replay code: Oi

Consolidated Information and Results (Unaudited)

This report presents the operating and financial performance of Oi S.A. – under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") – and its subsidiaries for the first quarter of 2021.

HIGHLIGHTS OF BRAZILIAN OPERATIONS


FIBER
We continue to accelerate the massive Fiber expansion ...
HC (Million)
+1.5
(+162.1%)
0.9
2.5
1Q20
1Q21
HP (Million)
+4.9
(+87.0%)
5.6
10.5
1Q20
1Q21
SÃO PAULO
... and we entered in São Paulo.
400k HP in 2021
2.0M HP in 2022
500 MEGA
129 90
RESIDENTIAL
Fiber expansion has been driving the residential turnaround leading to YoY stabilization for the first time in several years.
Residential revenues (% yoy)
-13.0%
-14.9%
-8.3%
-3.7%
0.0%
1Q20
2Q20
3Q20
4Q20
1Q21
OI SOLUTIONS
Oi Solutions has focused on IT solutions, and with the launch of TAHTO, seeks to provide digital relationship solutions for the B2B market.
CLOUD
MANAGED SERVICES
CYBER SECURITY
tahto
NEW WHOLESALE
1.6K
ISPs served by our network.
Delivering infrastructure to connect more than
5.2M
households with fiber.
RJ EXECUTION
Data Centers and Towers: financial settlement with R$ 1.112 MM of cash proceeds to Oi;
UPI Mobile Assets: Signing of the SPA and now the deal is under regulatory review;
UPI Infra Co: Binding proposals received and "Right to Top" awarded to BTG.
FUNDING
Consent obtained from 2025 bondholders to implement funding alternatives :
Withdrawal of R$2.5bn Infra Co hybrid (signed in February);
Bridge to UPI Mobile sale (R$2bn – R$2.5bn, under negotiation);

Summary

Table 1 – Highlights

em R$ milhões ou indicado de outra forma	1T21	1T20	4T20	Δ Ano	Δ Tri.
Oi S.A. Consolidado					
Receita Líquida Total	**4.453**	**4.749**	**4.777**	**-6.2%**	**-6.8%**
EBITDA de Rotina	**1.139**	**1.533**	**1.491**	**-25.7%**	**-23.6%**
Margem EBITDA de Rotina (%)	25.6%	32.3%	31.2%	-6.7 p.p.	-5.6 p.p.
Lucro (Prejuízo) Líquido atribuído aos acionistas controladores	-3.504	-6.280	1.798	-44.2%	n.m.
Dívida Líquida	25.172	18.131	21.797	38.8%	15.5%
Caixa Disponível	3.027	6.310	4.554	-52.0%	-33.5%
CAPEX	1.863	1.794	1.736	3.9%	7.3%
BRASIL					
Receita Líquida Total	**4.395**	**4.700**	**4.720**	**-6.5%**	**-6.9%**
EBITDA de Rotina	**1.128**	**1.481**	**1.460**	**-23.8%**	**-22.7%**
Margem EBITDA de Rotina (%)	25.7%	31.5%	30.9%	-5.8 p.p.	-5.3 p.p.
CAPEX	1.859	1.781	1.729	4.4%	7.5%
EBITDA de Rotina - CAPEX	-731	-299	-269	144.1%	171.2%

Net Revenues

Table 2 – Breakdown of Net Revenues

R$ Milhões	Trimestre					Composição %	
	1T21	1T20	4T20	Δ Ano	Δ Tri.	1T21	1T20
Receita Líquida Total Consolidada	**4,453**	**4,749**	**4,777**	**-6.2%**	**-6.8%**	**100%**	**100%**
Brasil	**4,395**	**4,700**	**4,720**	**-6.5%**	**-6.9%**	**98.7%**	**99.0%**
Nova Oi	**2,214**	**2,391**	**2,232**	**-7.4%**	**-0.8%**	**49.7%**	**50.4%**
Residencial	1,311	1,310	1,310	0.0%	0.0%	29.4%	27.6%
B2B	880	1,055	902	-16.6%	-2.4%	19.8%	22.2%
Outros serviços	23	26	20	-12.3%	15.6%	0.5%	0.6%
Operações Descontinuadas	**2,181**	**2,309**	**2,488**	**-5.5%**	**-12.3%**	**49.0%**	**48.6%**
Operações Internacionais	**59**	**49**	**58**	**20.0%**	**1.4%**	**1.3%**	**1.0%**
Unidades Geradoras de Receitas (UGRs) - Mil	**53,801**	**52,654**	**52,100**	**2.2%**	**3.3%**	**100%**	**100%**
Nova Oi	**14,091**	**14,668**	**14,254**	**-3.9%**	**-1.1%**	**26.2%**	**27.9%**
Residencial	10,402	10,762	10,529	-3.3%	-1.2%	19.3%	20.4%
B2B	3,546	3,748	3,572	-5.4%	-0.7%	6.6%	7.1%
Telefones Públicos	144	159	153	-9.6%	-6.4%	0.3%	0.3%
Operações Descontinuadas	**39,709**	**37,986**	**37,846**	**4.5%**	**4.9%**	**73.8%**	**72.1%**
Móvel	38,564	36,665	36,651	5.2%	5.2%	71.7%	69.6%
TV DTH	1,146	1,321	1,194	-13.3%	-4.1%	2.1%	2.5%

Consolidated net revenues totaled R$ 4,453 million in 1Q21 (-6.8% q.o.q. and -6.2% y.o.y.).

Net revenues from Brazilian operations ("Brazil") stood at R$ 4,395 million in 1Q21 (-6.9% q.o.q. and -6.5% y.o.y.). Net revenues from international operations (Africa and East Timor) totaled R$ 59 million, in line with 4Q20 and 20.0% higher than in 1Q20.

Total net revenues from continued operations in Brazil amounted to R$ 2,214 million in 1Q21 (-7.4% y.o.y. and -0.8% q.o.q.). The restrictive measures caused by the worsening of the COVID-19 pandemic had an impact on 1Q21 operations, interrupting the sequence of the last two quarters in which the Company presented sequential revenue growth. This decline was more clearly seen in the B2B segment, mainly as a result of the second wave of the pandemic, which has had a strong impact on the economy and companies in general. Residential revenues remained flat compared to both 4Q20 and 1Q20, anchored by the strong growth rate of Fibra, reflecting Nova Oi's focus in this segment, replacing legacy copper services.

Residential

Table 3 – Net Revenues and RGUs of the Residential segment (Continued Operations)

	1Q21	1Q20	4Q20	YoY	QoQ
Residential					
Net Revenues (R$ million)	**1,311**	**1,310**	**1,310**	**0.0%**	**0.0%**
Fiber	**560**	**194**	**480**	**189.1%**	**16.6%**
Copper	**750**	**1,116**	**830**	**-32.8%**	**-9.6%**
Copper Voice	509	708	549	-28.1%	-7.3%
Copper Broadband	241	408	280	-40.9%	-14.1%
Revenue Generating Units (RGU) - ('000)	**10,402**	**10,762**	**10,529**	**-3.3%**	**-1.2%**
Fiber	**4,663**	**1,704**	**3,965**	**173.6%**	**17.6%**
Fixed Broadband	2,299	845	1,954	172.2%	17.6%
Fixed Line in Service	2,272	792	1,923	186.9%	18.1%
IPTV	92	67	88	36.3%	4.1%
Copper	**5,739**	**9,058**	**6,563**	**-36.6%**	**-12.6%**
Fixed Line in Service	3,870	5,887	4,425	-34.3%	-12.5%
Fixed Broadband	1,869	3,171	2,139	-41.1%	-12.6%
FTTH - Homes Connected (HC's)	**2,339**	**889**	**1,996**	**163.1%**	**17.2%**

Net revenues from continued operations in the Residential segment totaled R$ 1,311 million in 1Q21. Compared to 1Q20, after a long period of successive declines, the company reached stability, moving towards confirming the segment's turnaround soon as a result of the successful execution of the strategy of strong expansion of Fiber services. Compared to the previous quarter, 1Q21 revenue was also stable, with Fiber revenues once again offsetting the decline in copper revenues (fixed voice and broadband). Fiber revenues grew R$ 80 million in 1Q21, while copper revenues dropped by the same amount. Fiber revenues accounted for 42.7% of total Residential revenues.

Oi closed 1Q21 with 10,402 thousand RGUs in the Residential segment (-3.3% y.o.y. and -1.2% q.o.q.). Fiber RGUs showed substantial growth (+173.6% y.o.y. and +17.6% q.o.q.).

FIBER

The Company continued to record strong growth in FTTH network and accesses in 1Q21, closing the quarter with 10.5 million homes passed with fiber (HPs), having added 1.4 million HPs to its base in the last three months, averaging over 482 thousand HPs per month in 1Q21.

In addition to base and revenue growth, the Company has shown a significant increase in take-up rate. In 1Q21, FTTH net adds came to 367 thousand customers (343 thousand of which in the Residential segment), averaging 122 thousand new customers per month. Oi closed 1Q21 with around 2.5 million Homes Connected (HCs) to fiber (2.3 million of which in the Residential segment) and a take-up rate of 23.5%, higher than the target set out in the 2019 strategic plan for the end of 2021.

The Company continues to constantly monitor the evolution of fiber investments and continues to expand its installation, support, sales and marketing initiatives. The results can be seen in the take-up rates by HP cohort. Vintages with more than one year of installation already reach 25% take up. The 2019 harvests reached an

average occupancy rate of 31.4% at the end of 1Q21, with the harvest of June this year reaching 34.7%. The 2020 harvests continue to show a rapid evolution in the occupancy rate and have already reached 21.8% of average occupancy at the end of 1Q21. The most recent harvests continue to show an improvement in results due to the learning curve and a greater granularity in the analysis of viable HPs.

The Company constantly monitors the progress of investments in fiber and has continued to expand its installation, support, sales and marketing initiatives. The results can be seen in the take-up rates by HP cohort. The cohorts with more than one year of installation already reach 25% take-up rate. The cohorts from 2019 reached an average take-up rate of 31.4% at the end of 1Q21, with the June cohorts from this year reaching 34.7%. The take-up rate of the cohorts from 2020 continues to increase rapidly, reaching 21.8% of average take-up rate at the end of 1Q21. The results of the more recent cohorts tend to improve as the learning curve progresses, also supported by a more granular analysis of viable HP.

Fiber ARPU was R$ 87 in 1Q21, up 2.4% over R$ 85 in 4Q20. The sales strategy continued to obtain impressive results: Fiber already accounted for 55.2% of all residential Broadband customers in 1Q21, up from approximately 47.7% in 4Q20 and 21% in 1Q20.

Fiber revenues reached R$ 592 million in 1Q21, of which R$ 560 million from residential customers and R$ 32 million from companies (B2B). Fiver revenues grew 188.9% year on year, with an increase of 189.1% in the residential base and 186.2% in the B2B base. Compared to 4Q20, Fiber revenues grew R$ 86 million, or 16.9%, with an increase of R$ 80 million, or 16.6%, in the residential base.

Fiber revenues in 1Q21 already represent 42.7% of the total residential revenues, compared to 14.8% of the total in 1Q20, driving the turnaround of residential revenues. As a result, Fiber has already reversed the structural downward trend in residential revenue (due to legacy services) and the segment is now on track to start presenting sustainable annual growth.

The exploration of FTTH opportunities is already a reality, and the Company joined the São Paulo state market this quarter. The Company has 5.2 thousand kilometers of fiber network in the state, and the investment plan intends to reach 400 thousand HPs in 2021 and 2.0 million HPs in 2022.

Legacy (Copper Fixed Voice, Copper Broadband and Others)

Oi closed 1Q21 with 3,870 thousand copper fixed voice customers in the Residential segment (-34.3% y.o.y. and -12.5% q.o.q.). Oi ended 1Q21 with 1,869 thousand copper broadband RGUs (-41.1% y.o.y. and -12.6% q.o.q.).

Demand for copper services continued to decline, as these services have been replaced by mobile services and more advanced technologies in residential services, with lower latency and greater reliability, such as Fiber broadband.

In addition to the decline in demand for legacy products, the Company continues to reduce its commercial focus on these services and accelerating the replacement of copper with fiber. Commercial and financial efforts are geared toward accelerating the FTTH project, maximizing value creation for the Company.

B2B

Table 4 – Net Revenues and RGUs of the B2B segment [Continued Operations]

B2B	1Q21	1Q20	4Q20	YoY	QoQ
Net Revenues [R$ million]	**880**	**1,055**	**902**	**-16.6%**	**-2.4%**
Corporate	**588**	**695**	**593**	**-15.5%**	**-1.0%**
IT	89	108	76	-17.7%	16.4%
Data	289	348	305	-17.1%	-5.4%
Other	210	239	212	-12.2%	-0.8%
Small Enterprises	**204**	**221**	**204**	**-7.6%**	**0.3%**
Fiber	31	11	26	183.8%	22.5%
Other	173	210	178	-17.7%	-2.9%
Wholesale Legacy	**88**	**138**	**105**	**-36.3%**	**-15.9%**
Revenue Generating Units [RGU] - ['000]	**3,546**	**3,748**	**3,572**	**-5.4%**	**-0.7%**
Fiber	230	93	187	146.3%	23.3%
Copper Voice	3,010	3,236	3,053	-7.0%	-1.4%
Copper Broadband	306	419	333	-27.0%	-8.0%

Net revenues from continued operations in the B2B segment totaled R$ 880 million in 1Q21 [-16.6% y.o.y. and -2.4% q.o.q.].

The Company closed 1Q21 with 3,546 thousand RGUs in the segment, declining 5.4% from 1Q20 and in line with 4Q20.

Corporate

With the launch of the new brand *Oi Soluções* for the Corporate segment in December 2019, Oi positioned itself as an integrator and a provider of digital solutions for Telecommunications and IT [Information Technology] with customized and consulting services, offering a comprehensive portfolio of ICT [Information and Communication Technology] solutions.

Corporate segment revenues have been greatly impacted by the worsening economic scenario in the country, as a result of the restrictions imposed by the COVID-19 pandemic. In 1Q21, this deterioration in revenue was accentuated by the second wave of COVID-19. Corporate Data and Copper revenues are linked to long-term contracts, and for those contracts that expired during this quarter, some companies and governments have requested price reductions, or even the cancellation of services provided. The IT revenues, which are the company's focus for the segment's turnaround, were also impacted because it is natural that customers are waiting for a recovery in the economy to return to invest in telecom projects.

IT revenues from continued operations totaled R$ 89 million [+16.7% q.o.q. and -17.7% y.o.y.]. Data revenues totaled R$ 289 million in the quarter [-5.4% q.o.q. and -17.1% y.o.y.]. Legacy copper revenues [R$210 million] continued to drop, falling 0.9% from 4Q20 and 12.3% from 1Q20. Net revenues from continued operations in the Corporate segment totaled R$ 588 million in 1Q21 [-1.0% q.o.q. and -15.5% y.o.y.].

Small Enterprises

For the Small Enterprises segment, the Company has been adopting the same strategy used in the B2C segment, given their market similarities. In 3Q20, it launched the *Oi Seu Negócio* product, focused on fiber as the network solution for small enterprises. Oi continues to market regional offerings and intensify its sales initiatives together with the FTTH offer. Revenues totaled R$ 204 million in 1Q21, in line with the previous quarter and down 7.6% from 1Q20, as they were still very exposed to revenues from legacy services (84.6% of the total for this group).

Wholesale Legacy

After approval of the Judicial Reorganization Plan in 3Q20, the Wholesale segment is already in the transition phase of the structural separation process. As result, part of its revenue that will be integrate in Infra Co in the future has been allocated to the discontinued operations results. Net revenues from continued operations in the Wholesale segment, which refers to revenues from copper infrastructure that will remain at Nova Oi, totaled R$ 88 million in 1Q21 (-36.3% y.o.y. and -15.9% q.o.q.). The year-on-year decline of R$ 58.5 million (-53.6%) in the EILD (industrial exploration of dedicated lines) line was due to the recognition of R$ 43.5 million in revenues from the agreement with TIM for the Ran Sharing of 300 sites, combined with the decline related to the migration of customers to speeds faster than those regulated by ANATEL.

Additional Information (Discontinued Operations)

Since the last quarter of 2020, the Company started to disclose the UPIs provided in the Amendment to the JRP as discontinued operations, as they represent assets available for sale. Accordingly, in the previous sections, in terms of revenue, we sought to provide more details about the continued portion of the revenue that continues in the Company (Nova Oi). However, in order to facilitate the analysis of the market, in this section we are providing as supplementary information an overview of the Personal Mobility segment, which has now been included in the total revenue from discontinued operations.

Mobility

Net revenue from Personal Mobility totaled R $ 1,540 million in 1Q21, (-6.3% y.o.y. and -7.8% q.o.q.). This decline occurred mainly in prepaid, strongly impacted by government measures to contain the second wave of COVID-19, by the end of government financial assistance, in addition to seasonal impacts that affected the dynamics of this segment.

In postpaid, the Company was the market share leader in new additions in the quarter, with a 35% share, increasing its customer base to 11,918 thousand, an annual growth of 21.8%. Postpaid revenue showed a slight decrease of 1.1% in the annual comparison and 2.0% in relation to 4Q20.

Customer revenue (which excludes interconnection and handsets) from the Personal Mobility segment totaled R$ 1,468 million in 1Q21 (-6.1% y.o.y. and -7.1% q.o.q.).

In 1Q21, revenue from network usage totaled R$ 60 million (+4.6% y.o.y. and -6.1% q.o.q.).

Oi closed 1Q21 with 35,421 thousand UGRs in Personal Mobility, an increase of 4.3% from 1Q20 or 1,475 thousand net additions, of which 2,135 thousand were postpaid additions and 660 disconnections in prepaid. The number

of additions increased 5.6% from 4Q20, with an increase of 2.3% in the prepaid segment and an increase of 12.8% in the postpaid segment.

Oi's mobile customer base (Personal Mobility + B2B) totaled 38,564 thousand RGUs, 3,143 thousand of which in the B2B segment.

Operating Costs and Expenses

Table 5 – Breakdown of Routine Operating Costs and Expenses

R$ million	1Q21	1Q20	4Q20	YoY	QoQ
Routine Operating Costs and Expenses					
Brazil	**3,266**	**3,218**	**3,260**	**1.5%**	**0.2%**
Personnel	580	597	679	-2.9%	-14.6%
Interconnection	96	111	120	-13.3%	-20.1%
Third-Party Services	1,326	1,414	1,356	-6.2%	-2.2%
Network Maintenance Service	206	234	220	-12.2%	-6.4%
Handset Costs/Other (COGS)	17	21	37	-19.4%	-54.8%
Marketing	102	70	122	44.5%	-16.7%
Rent and Insurance	647	581	589	11.4%	10.0%
Provision for Contingencies	48	25	12	93.6%	304.7%
Provision for Bad Debt	70	139	62	-49.2%	14.4%
Taxes and Other Expenses (Revenues)	174	27	64	538.5%	173.4%
International Operations	**48**	**-3**	**26**	**-1975.8%**	**82.7%**
Routine OPEX	**3,314**	**3,216**	**3,286**	**3.1%**	**0.9%**

Consolidated routine opex, including international operations, totaled R$ 3,314 million in 1Q21, virtually in line with 4Q20 and 3.1% higher than in 1Q20.

Routine opex from Brazilian operations amounted to R$ 3,266 million in 1Q21, in line with 4Q20 and 1.5% higher than in 1Q20.

As part of its transformation strategic plan, Oi continues to work on fronts related to cost reductions, simplification of operations, efficiency and digital transformation, preparing the Company to be lighter, more agile and focused on the customer's experience after this operational transition phase.

All of these initiatives were reflected in cost efficiency in the main lines that impact the Company's operation, such as Third Party Services and Network Maintenance Services, for example. On the other hand, this reduction was offset by cost increases related to efforts to commercial expansion, especially Fiber and Postpaid, in addition to seasonal inflation and FX variations on rental contracts, particularly infrastructure.

Personnel

Personnel expenses totaled R$ 580 million in 1Q21 (-2.9% y.o.y. and -14.6% q.o.q.). The sequential increase was mainly due to a decline in the provision for variable compensation linked to the achievement of operational, financial and quality goals, which were more concentrated in the second half of the year in 2020.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 96 million in 4Q20 (-13.3% y.o.y. and -20.1% q.o.q.). The sequential decline was mainly due to payment agreements with other operators in 4Q20, while the year-on-year reduction was driven by lower international roaming costs, in addition to the aforementioned reasons.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,326 million in 1Q21 (-6.2% y.o.y. and -2.2% q.o.q.). The Company remains focused on cost reduction initiatives through automation and digitalization, with a direct impact on the Customer Relations and Billing lines, as well as energy efficiency initiatives through the renewable energy matrix. In addition, contract renegotiations conducted at the beginning of the year contributed to reducing these costs and expenses both year on year and quarter and quarter.

Network Maintenance Services

Network maintenance service costs and expenses totaled R$ 206 million in 1Q21 (-12.2% y.o.y. and -6.4% q.o.q.). This reduction in network maintenance service costs and expenses was the result of our continuous efforts to increase efficiency in field operations and digitize processes and customer service. Contractual renegotiations with some suppliers at the beginning of 2021 also played an important role in reducing plant maintenance costs.

Handset Costs/Other (COGS)

Handset costs in Brazilian operations totaled R$ 17 million in 1Q21 (-19.4% y.o.y. and -54.8% q.o.q.). The decline was mainly due to a reduction in sales volume of handsets.

Marketing

Marketing expenses stood at R$ 102 million in 1Q21, increasing 44.5% year on year, mainly due to the Fiber campaigns, and dropping 16.7% quarter on quarter, mostly driven by the BlackFriday Fiber/Postpaid campaign in 4Q20.

Rent and Insurance

Rent and insurance expenses in Brazilian operations stood at R$ 647 million in 1Q21 (+11.4% y.o.y. and +10.0% q.o.q.). This upturn was chiefly due to a contractual increase in tower and equipment rental fees. In addition to the aforementioned reasons, the increased rental capacity of EILD and FX variation on Globenet expenses also had a negative impact on rent expenses this quarter.

Provision for Contingencies

The provision for contingencies in Brazilian operations came to R$ 48 million in 1Q21 (+93.6% y.o.y. and +304.7% q.o.q.). The increase was mainly due to an upturn in the number of new lawsuits, especially in tax sphere.

Provision for Bad Debt

The provision for bad debt totaled R$ 70 million in 1Q21 (-49.2% y.o.y. and +14.4% q.o.q.). The year-on-year drop was concentrated in the retail segment, due to an improvement in collection efforts and a constant decline in delinquency across all products, thanks to continuous improvements in sales and credit analysis processes. The quarter-on-quarter was mainly due to seasonal trends, since delinquency tends to increase at the end of the year.

Taxes and Other Expenses

Taxes and other expenses totaled R$ 174 million in 1Q21, increasing 538.5% over 1Q20 and 173.4% over 4Q20. Part of this decline was due to the higher provision of Fistel activation fee, due to the expansion of the mobile customer base.

EBITDA

Table 6 – EBITDA and EBITDA Margin

	1Q21	1Q20	4Q20	YoY	QoQ
Oi S.A.					
Routine EBITDA (R$ million)	**1,139**	**1,533**	**1,491**	**-25.7%**	**-23.6%**
Brazil	**1,128**	**1,481**	**1,460**	**-23.8%**	**-22.7%**
International Operations	11	52	32	78.7%	65.5%
Routine EBITDA Margin (%)	**25.6%**	**32.3%**	**31.2%**	**-6.7 p.p.**	**-5.6 p.p.**
Brazil	**25.7%**	**31.5%**	**30.9%**	**-5.8 p.p.**	**-5.3 p.p.**
International Operations	18.7%	105.2%	54.9%	-86.5 p.p.	-36.2 p.p.
Non-routine Items (R$ million)	1,231	367	175	n.m.	n.m.
EBITDA (R$ million)	**2,370**	**1,899**	**1,666**	**24.8%**	**42.3%**
Brazil	2,359	1,566	1,634	50.6%	44.4%
International Operations	11	333	32	-96.7%	-65.5%
EBITDA Margin (%)	53.2%	40.0%	34.9%	13.2 p.p.	18.3 p.p.

Consolidated routine EBITDA totaled R$ 1,139 million in 1Q21 (-25.7% y.o.y. and -23.6% q.o.q.). This decline is explained almost entirely by the reduction in revenue, mainly as a result of the second wave of the pandemic, especially in the prepaid mobile segment, which is part of the revenues from discontinued operations, and in the Corporate segment.

Routine EBITDA from Brazilian operations amounted to R$ 1,128 million in 1Q21 (-23.8% y.o.y. and -22.7% q.o.q.). The routine EBITDA margin from Brazilian operations was 25.7%, dropping 5.8 p.p. from 1Q21 and 5.3 p.p. from 4Q20.

Routine EBITDA from international operations (Africa and East Timor) came to R$ 11 million in 1Q21, versus R$ 52 million in 1Q20 and R$ 32 million in 4Q20.

In 1Q21, non-routine items mainly referred to: (i) a gain of R$ 1,028 million from the sale of the Tower UPI; (ii) a gain of R$ 246 million from the sale of the Data Center UPI; (iii) a gain of R$ 20 million from the sale of properties.

Capex

Table 7 – Capex

R$ million	1Q21	1Q20	4Q20	YoY	QoQ
Capex					
Brazil	**1,859**	**1,781**	**1,729**	**4.4%**	**7.5%**
Fiber [1]	1,326	1,073	1,150	23.6%	15.3%
Copper	173	276	94	-37.1%	84.6%
DTH	12	18	15	-35.5%	-22.2%
Mobile	185	261	266	-29.0%	-30.4%
B2B	162	153	204	6.2%	-20.4%
International Operations	**4**	**13**	**13**	**-69.6%**	**-69.6%**
Total	**1,863**	**1,794**	**1,742**	**3.9%**	**6.9%**

(1) Includes Fiber + Wholesale.

The Company's consolidated capex, including international operations, totaled R$ 1,863 million in 1Q21 (+3.9% y.o.y. and +6.9% q.o.q.). Capex in Brazilian operations amounted to R$ 1,859 million in 1Q21 (+4.4% y.o.y. and +7.5%% q.o.q.).

A breakdown of investments by product continues to underline Oi's focus on its transformation plan in order to massify the FTTH network in the country, bringing high-speed broadband to the customers' homes. Investments in Fiber totaled R$ 1,326 million in 1Q21 (+23.6% y.o.y. and +15.3% q.o.q.). It should be noted that the focus on Fiber investments in the last quarters has already shown results above expectations, being directly responsible for the accelerated operational turnaround process that we are seeing in the residential segment.

Operational Cash Flow (Routine EBITDA – Capex)

Table 8 - Operational Cash Flow

R$ million	1Q21	1Q20	4Q20	YoY	QoQ
Oi S.A.					
Routine EBITDA	1,139	1,533	1,491	-25.7%	-23.6%
Capex	1,863	1,794	1,736	3.9%	7.3%
Routine Operational Cash Flow (EBITDA - Capex)	**-724**	**-261**	**-245**	**177.2%**	**195.7%**

Table 9 - Operational Cash Flow from Brazilian Operations

R$ million	1Q21	1Q20	4Q20	YoY	QoQ
Oi S.A.					
Routine EBITDA	1,128	1,481	1,460	-23.8%	-22.7%
Capex	1,859	1,781	1,729	4.4%	7.5%
Routine Operational Cash Flow (EBITDA - Capex)	**-731**	**-299**	**-269**	**144.1%**	**171.2%**

Consolidated routine operational cash flow (routine EBITDA minus capex) was negative R$ 724 million in 1Q21, while routine operational cash flow from Brazilian operations was negative R$ 731 million. This result is on schedule and reflects the continuity of the FTTH expansion project, which requires heavy investments to ensure the implementation of the Company's transformation plan.

Depreciation/Amortization

Table 10 – Depreciation and Amortization

R$ Milhões	1T21	1T20	4T20	Δ Ano	Δ Tri.
Depreciação e Amortização					
Total	**1,881**	**1,711**	**1,762**	**9.9%**	**6.8%**

Depreciation and amortization expenses totaled R$ 1,881 million in 1Q21 (+9.9% y.o.y. and +6.8% q.o.q.).

Financial Results

Table 11 – Financial Result (Oi S.A. Consolidated)

R$ million	1Q21	1Q20	4Q20
Oi S.A. Consolidated			
Net Interest (on fin. investments and loans and financing)	-564	-492	-473
Amortization of fair value adjustment	-476	-578	-113
Net FX Result (on fin. investments and loans and financing)	-1,375	-2,657	1,173
Other Financial Income / Expenses	-1,530	-2,749	-2,161
Net Financial Income (Expenses)	**-3,945**	**-6,476**	**-1,574**

Oi S.A. recorded a consolidated net financial expense of R$ 3,945 million in 1Q21, versus a net financial expense of R$ 1,574 million in 4Q20 and R$ 6,476 million in 1Q20.

In 1Q21, the increase in financial expenses was mainly due to the negative impact of the depreciation of the real in 1Q21, versus the appreciation of the real in 4Q20. The "Net FX Result" line was a financial expense in the quarter, due to the 9.6% depreciation of the real against the U.S. dollar in 1Q21, versus a 7.9% appreciation in the previous quarter. The "Amortization of Fair Value Adjustment" line was also impacted by the currency depreciation in the quarter. Meanwhile, the "Net Interest" item rose due to higher interest accrued on debt in foreign currency, as a result of the increased depreciation of the real, and lower financial income from cash invested in local banks compared to the previous quarter. On the other hand, the "Other Financial Income/Expenses" line showed a decrease in expenses, due to lower monetary restatement of contingencies, combined with a decline in the recognition of present value adjustment of suppliers, offsetting the negative impact of the FX variation on onerous liabilities (contracts for data transmission via submarine cables and satellites) in the quarter.

In the year-on-year comparison, on the other hand, the consolidated net financial expense decreased, due to the 28.9% depreciation of the real against the US dollar in 1Q20 (vs. depreciation of 9.6% in 1Q21), which led to higher financial expenses under "Net FX Result" and "Amortization of Fair Value Adjustment". The "Other Financial Income/Expenses" line also showed a decrease in financial expenses in 1Q21, mainly due to the lower impact of FX variation on onerous liabilities, totaling R$ 685 million in 1Q21 (vs. R$ 1,670 million in 1Q20). Finally, the "Net Interest" line increased over 4Q20, mostly due to higher interest accrued on debt in foreign currency, in addition to lower financial income on cash investments, as in the sequential comparison.

Net Earnings (Loss)

Table 12 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ million	1Q21	1Q20	4Q20	YoY	QoQ
Net Earnings (Loss)					
Earnings before interest and taxes (EBIT)	489	188	-96	n.m.	n.m.
Financial Results	**-3,945**	**-6,476**	**-1,574**	**n.m.**	**150.5%**
Income Tax and Social Contribution	**-53**	**34**	**3,468**	**n.m.**	**n.m.**
Net Income (Loss) from Continuing Operations	**-3,508**	**-6,254**	**1,798**	**-43.9%**	**-295.1%**
Consolidated Net Income (Loss)	**-3,508**	**-6,254**	**1,798**	**-43.9%**	**-295.1%**
attributable to owners of the Company	-3,504	-6,280	1,798	-44.2%	-294.9%
attributable to non-controlling interests	-4	26	0	n.m.	-1217.9%

The Company's operating earnings (loss) before the financial result and taxes (EBIT) came to earnings of R$ 489 million in 1Q21, versus earnings of R$ 188 million in 1Q20 and a loss of R$ 96 million in 4Q20. The Company recorded a net financial expense of R$ 3,945 million and an expense of R$ 53 million in the Income Tax and Social Contribution line, resulting in a consolidated net loss of R$ 3,508 million.

Debt and Liquidity

Table 13 – Debt

R$ Million	Mar/21	Mar/20	Dec/20	% Gross Debt
Debt				
Short Term	4,180	179	432	14.8%
Long Term	24,020	24,262	25,919	85.2%
Total Debt	**28,199**	**24,441**	**26,351**	**100.0%**
Local Currency Exposure	9,673	8,905	9,488	34.3%
Foreign Currency Exposure	18,534	15,536	16,856	65.7%
Swaps	-7	0	7	0.0%
(-) Cash	-3,027	-6,310	-4,554	-10.7%
(=) Net Debt	**25,172**	**18,131**	**21,797**	**89.3%**

Oi S.A. ended with consolidated gross debt of R$ 28,199 million in 1Q21, R$ 1,848 million, or 7.0%, more than in the previous quarter. Compared to 1Q20, debt increased 15.4%, or R$ 3,758 million. The quarter-on-quarter and year-on-year increases were mainly due to the 9.6% depreciation of the real against the dollar in both periods. There were also the usual effects of interest accrual and amortization of the present value adjustment, which have contributed to increasing debt with every passing quarter. It is worth noting that the Company amortized R$ 607 million in debt (mainly interest) in 1Q21, partially offsetting the increase in debt in the quarter.

At the end of 1Q21, debt in foreign currency represented 65.7% of fair value debt. The consolidated average debt duration was 9 years in 1Q21. The Company closed 1Q21 with a consolidated cash position of R$ 3,027 million, a decrease of 33.5% from 4Q20 and 52.0% from 1Q20. As a result, net debt totaled R$ 25,172 million in 1Q21, 15.5% higher than in 4Q20. The reduction in the cash position was mainly due to continued high Capex, in addition to the payment of non-recurring obligations, including half-yearly interest on the Qualified Bond, in line with the Judicial Reorganization Plan, as well as the beginning of payment of monthly interest on the Private Debenture issued by Oi Móvel in January 2020. It is worth noting that we received almost all the proceeds from the sale of non-core assets, especially the Tower and Data Center UPIs, in the total amount of R$1.1 billion in the period.

Table 14 – Gross Debt Breakdown

R$ Million

Gross Debt Breakdown - 1Q21	Face Value	Fair Value Adjustment	Fair Value
BNDES	4,332	-	4,332
Local Banks	9,404	(4,084)	5,321
ECAs	9,719	(5,365)	4,354
Qualified Bonds	9,590	(826)	8,764
Facility "Non Qualified"	550	(161)	389
General Offering	6,367	(5,320)	1,048
Private Debenture (Bridge Loan)	4,024	-	4,024
Other	(30)	-	(30)
Total Gross Debt	**43,955**	**(15,756)**	**28,199**

Table 15 – Cash Position (Brazilian Operations)

R$ Million

4Q20 Cash Position	4,554
Routine EBITDA	1,128
IFRS16	-467
Capex	-1,859
Working capital	-364
Judicial Deposits + Taxes	56
Financial operations	-220
Payments to Creditors JR	-937
Non Core	1,137
1Q21 Cash Position	**3,027**

Additional Information

Table 16 – Income Statement (Oi S.A. Consolidated)

R$ million	1Q21	1Q20	4Q20
Net Operating Revenues	**4,453**	**4,749**	**4,777**
Operating Costs and Expenses	**-2,083**	**-2,849**	**-3,111**
Personnel	-592	-609	-691
Interconnection	-97	-112	-121
Third-Party Services	-1,341	-1,429	-1,371
Network Maintenance Service	-206	-235	-220
Handset Costs/Other (COGS)	-19	-23	-41
Marketing	-102	-71	-123
Rent and Insurance	-651	-584	-592
Provision for Contingencies	-48	-22	-12
Provision for Bad Debt	-71	-139	-62
Taxes and Other Revenues (Expenses)	1,044	374	121
EBITDA	**2,370**	**1,899**	**1,666**
Margin %	53.2%	40.0%	34.9%
Depreciation and Amortization	-1,881	-1,711	-1,762
EBIT	**489**	**188**	**-96**
Financial Expenses	-5,213	-9,861	-925
Financial Income	1,269	3,385	-650
Net Earnings (Loss) Before Tax and Social Contribution	**-3,455**	**-6,288**	**-1,670**
Income Tax and Social Contribution	-53	34	3,468
Consolidated Net Earnings (Loss)	**-3,508**	**-6,254**	**1,798**

Table 17 – Balance Sheet (Oi S.A. Consolidated)

R$ million	03/31/2021	12/31/2020	03/31/2020
TOTAL ASSETS	**72,245**	**73,840**	**73,947**
Current	**14,598**	**15,106**	**19,359**
Cash and cash equivalents	2,823	4,350	6,090
Financial investments	194	194	186
Derivatives	16	0	0
Accounts Receivable	4,866	5,050	6,271
Inventories	430	390	340
Recoverable Taxes	396	365	530
Other Taxes	1,515	1,882	1,073
Assets in Escrow	1,737	1,096	1,463
Held-for-sale Assets	115	113	520
Other Current Assets	2,505	1,667	2,886
Non-Current Assets	**57,647**	**58,733**	**54,587**
Long Term	11,518	12,722	10,577
.Recoverable and Deferred Taxes	3,671	3,623	123
.Other Taxes	1,647	1,619	2,788
.Financial investments	10	10	34
.Assets in Escrow	4,902	6,233	6,596
.Other	1,288	1,237	1,037
Investments	125	124	124
Property Plant and Equipment	41,751	41,433	40,070
Intagible Assets	4,254	4,455	3,816

TOTAL LIABILITIES	72,245	73,840	73,947
Current	**16,674**	**12,050**	**11,523**
Suppliers	4,895	4,543	4,952
Leases	1,716	1,689	1,612
Loans and Financing	4,187	426	179
Credit Assignment - Sistel	197	197	0
Financial Instruments	7	0	0
Payroll and Related Accruals	939	951	815
Provisions	823	782	529
Payable Taxes	55	21	65
Other Taxes	1,815	1,407	1,434
Dividends Payable	21	18	6
Liabilities associated to held-for-sale assets	35	42	162
Authorizations and Concessions Payable	102	88	80
Other Accounts Payable	1,883	1,886	1,689
Non-Current Liabilities	**51,294**	**54,020**	**50,826**
Suppliers	3,769	5,021	3,167
Leases	6,940	6,929	7,189
Loans and Financing	24,020	25,919	24,262
Credit Assignment - Sistel	131	180	0
Payable and Deferred Taxes	48	0	0
Other Taxes	1,320	1,328	1,221
Contingency Provisions	5,021	5,092	4,870
Pension Fund Provision	728	702	652
Other Accounts Payable	9,317	8,849	9,466
Shareholders' Equity	**4,276**	**7,770**	**11,598**

Table 18 – Income Statement Reconciliation (Oi S.A. – Continued Operations)

For accounting purposes, the UPIs set forth in the Amendment to the Judicial Reorganization Plan (Mobile Asset UPI, InfraCo UPI, TVCo UPI and Data Center UPI) were classified as discontinued operations, as they represent assets available for sale. Accordingly, following accounting rules, the Financial Statements presented in the ITR refer only to the Company's continued operations.

To facilitate the analysis of the evolution of the Company's results, in line with the information usually disclosed in previous years, the table below presents a restatement of the consolidated information, which comprises the sum of the results from continued and discontinued operations. For comparison purposes, this Press Release uses the consolidated information in its analysis. For more information, please refer to note 30 of the ITR.

It is worth noting that the result of continued operations considers the businesses that will be sold not to be part of the result of the operations on the reporting dates, as it segregates the result of the UPIs that will be sold, and should not be used as an approximation of the Company's results after the completion of the sale of the UPIs, since this statement is an accounting document and does not consider all the changes that will happen in the Company's operation and business during its ongoing transformation process.

R$ million	1Q21		
	Consolidated	Discontinued Operations	Continued Operations
Net Operating Revenues	**4,453**	**2,215**	**2,238**
Operating Costs and Expenses	**-2,083**	**-1,160**	**-923**
Personnel	-592	-148	-444
Interconnection	-97	-64	-33
Third-Party Services	-1,341	-643	-697
Network Maintenance Service	-206	-110	-96
Handset Costs/Other (COGS)	-19	-17	-3
Marketing	-102	-13	-89
Rent and Insurance	-651	-283	-368
Provision for Contingencies	-48	0	-48
Provision for Bad Debt	-71	-41	-30
Taxes and Other Revenues (Expenses)	1,044	158	886
EBITDA	**2,370**	**1,055**	**1,315**
Margin %	53.2%	47.6%	58.8%
Depreciation and Amortization	-1,881	-709	-1,172
EBIT	**489**	**346**	**143**
Financial Income	1,269	6	1,263
Financial Expenses	-5,213	-378	-4,835
Net Earnings (Loss) Before Tax and Social Contribution	**-3,455**	**-26**	**-3,429**
Income Tax and Social Contribution	-53	-44	-9
Consolidated Net Earnings (Loss)	**-3,508**	**-70**	**-3,438**

Subsequent Events

- On April 12, 2021, Oi published a Material Fact announcing to its shareholders and the market in general that, in the context of the negotiations between the Company, on one side, and Globenet, BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies belonging to the BTG Group, on the other side, Oi accepted, on this date, the revised binding proposal submitted jointly by the Proponents for the acquisition of a portion of the interest held by the Company in Brasil Telecom Comunicação Multimídia S.A., the isolated production unit which owns the Company's fiber optic infrastructure assets, pursuant to Clause 5.3.9.4 of the Amendment to the Judicial Reorganization Plan, ratified by the 7th Corporate Court of the Judicial District of the Capital City of the State of Rio de Janeiro. **(click here)**

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly held company, must notify the Securities and Exchange Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its shares, or of rights over those shares or other securities that it has issued.

Table 19 – Shares of the Company's Capital Stock

	Ações do Capital Social	Em Tesouraria	Em circulação[1]
Ordinárias	5.796.477.760	30.595	5.796.444.654
Preferenciais	157.727.241	1.811.755	155.915.481
Total	**5.954.205.001**	**1.842.350**	**5.952.360.135**

Shareholding position as of 3/31/2021.
(1) The outstanding shares do not consider treasury shares of the shares held by the Board of Directors and by the Executive Board.

Please note

The main tables in this Earnings Release will be available in Excel format in the "Financial Information/Quarterly Reports" section of the Company's website (www.oi.com.br/ri).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company's website: https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

DISCLAIMER

Rio de Janeiro, May 12, 2021. This report includes consolidated financial and operating information for Oi S.A. - Under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") and its direct and indirect subsidiaries as of March 31, 2020. In compliance with CVM instructions, the information is presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as "projects", "estimates", "anticipates", "expects", "plans", "hopes" and so on is intended to indicate possible trends and forward-looking statements, which, clearly, involve uncertainty and risk, so that future results may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry conditions, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br